Filed Pursuant to Rule 433
Registration No. 333-124393
December 6, 2005
Relating to Preliminary Prospectus
dated November 21, 2005
Issuer:     International Coal Group, Inc. (the “Company”)
Price to public:     $11.00 per share
Last reported NYSE sales price:     $11.33 on 12/6/2005
Common Stock offered:     21,000,000 shares, all primary (up from 20,000,000 shares in the Preliminary Prospectus)
Over-allotment option:     up to 3,150,000 shares, all primary (up from 3,000,000 shares in the Preliminary Prospectus)
Shares outstanding after the offering:     152,321,908 (155,471,908 shares if over-allotment is exercised in full)(each includes 24,090,909 shares issued in the Anker and CoalQuest acquisitions)
Net proceeds to the Company:     $209,907,500 ($242,218,625 if the over-allotment option is exercised in full)
Use of proceeds:     To retire $188.7 million of the Company’s term loan debt and $21.2 million of borrowings under the Company’s revolving credit facility. As a result, as of September 30, 2005 and pro forma for the Anker and CoalQuest acquisitions, the Company had $20.0 million of term loan debt (up $20.0 million from the Preliminary Prospectus), $5.8 million of borrowings under the Company’s revolving credit facility (up $5.8 million from the Preliminary Prospectus) and $4.8 million of capitalized lease obligations.
Certain principal stockholders:     WL Ross & Co. LLC beneficially owned 9,804,272 shares (9.14%) prior to the offering, excluding shares issued in connection with the Anker and CoalQuest acquisitions, and will own 20,954,355 shares (13.76%) after the offering (13.48% if the over-allotment option is exercised in full), including shares issued in connection with the Anker and CoalQuest acquisitions.
Dilution:     The following table illustrates the per share dilution to new investors purchasing the common stock in the offering:

Assumed public offering price per share		$11.00
Pro forma net tangible book value per share as of September 30, 2005	$0.55
Increase in pro forma net tangible book value per share attributable to the offering	$1.30

Net tangible book value per share after the offering		$1.85

Dilution per share to new investors		$9.15

      Revised financial data: The following table provides certain line items for the pro forma financial statements using the final offering price of $11.00 per share:

	Pro Forma

	Year Ended	Nine Months Ended
	December 31, 2004	September 30, 2005

	(in thousands, except per share
	data and per ton data)
Statement of operations data:
Interest expense	$7,128	$4,776
Net income	$5,422	$24,222
Per share data:
Earnings per share:
Basic	0.04	0.16
Diluted	0.04	0.16
Average common shares outstanding:
Basic	151,696,908	152,321,908
Diluted	151,746,729	152,371,729
Balance sheet data (at period end):
Cash and cash equivalents	—	$22,612
Prepaid expenses and other	—	$8,481
Total assets	—	$916,199
Long-term debt and capital leases	—	$30,618
Total liabilities	—	$237,533
Paid-in capital	—	$649,478
Total stockholders’ equity (members deficit)	—	$678,666
Operating Data:
Average coal sales realization (per ton)	$33.92	$37.90	*

*	Supersedes information contained in the Preliminary Prospectus dated November 21, 2005
      The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-821-3000.